Announcement to the MarketItaú Day 2025In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market in general that the Company’s executives will join the live event “Itaú Day 2025”, about “The developments in our businesses and their impact on UX”. Participants: Co-chairmen of the Board of Directors: Pedro Moreira Salles and Roberto Setubal Members of the Executive Committee: Milton Maluhy, André Rodrigues, Carlos Constantini, Carlos Vanzo, Flavio de Souza, Pedro Lorenzini, Gabriel Amado de Moura, José Vita, Matias Granata, Ricardo Guerra and Sergio Fajerman. Group Head of Corporate Strategy, Investor Relations and Corporate Development: Renato Lulia Jacob Investor Relations Officer: Gustavo Lopes Rodrigues Date and time: September 02, 2025, starting at 9 a.m. (Brasília time). The event will be on-line. Links to access: https://live.popcast.com.br/itauday2025/Default_eng.aspx https://www.itau.com.br/investor-relations/ https://www.youtube.com/BancoItau Additionally, we have attached the slides that will be presented at the event. São Paulo (SP), September 02, 2025. Gustavo Lopes Rodrigues Investor Relations Officer

Announcement to the Market

Itaú Day 2025

In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. ("Company") announces to its shareholders and the market in general that the Company's executives will join the live event "Itaú Day 2025", about "The developments in our businesses and their impact on UX".

Participants:

Co-chairmen of the Board of Directors: Pedro Moreira Salles and Roberto Setubal

Members of the Executive Committee: Milton Maluhy, André Rodrigues, Carlos Constantini, Carlos Vanzo, Flavio de Souza, Pedro Lorenzini, Gabriel Amado de Moura, José Vita, Matias Granata, Ricardo Guerra and Sergio Fajerman.

Group Head of Corporate Strategy, Investor Relations and Corporate Development: Renato Lulia Jacob

Investor Relations Officer: Gustavo Lopes Rodrigues

Date and time:

September 02, 2025, starting at 9 a.m. (Brasília time).

The event will be on-line. Links to access:

https://live.popcast.com.br/itauday2025/Default_eng.aspx

https://www.itau.com.br/investor-relations/

https://www.youtube.com/BancoItau

Additionally, we have attached the slides that will be presented at the event.

São Paulo (SP), September 02, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

2025
Itaú Day

itaú

September 02, 2025

Institutional Panel


Itubers innovate
based on the client's needs


Itubers use data
intensively, to learn,
and to make better decisions


To us,
ethics are
non-negotiable.
We don't have
all the
answers.
We put
the client
first.
We treasure
diversity
and inclusion.
We are
driven by
results.
We have
each other's
back.


Use of AI for
building risk models


Itubers always
make things
simple


FERNANDA TORRES STARS "IT'S DONE" WEB SERIES
over 130 million
views


We put
the client
first


AI PERFORMS
15k
legal analyses
per month

Efficiency Ratio

CONSOLIDATED


69%
59%
49%
39%
1994
2004
2014
2024

Transactional and Technology Expenses

DEFLATED EVOLUTION


+40%
-40%
2015
2024
TRANSACTIONAL
TECHNOLOGY

Retail Panel

INDIVIDUALS

Leader in the high-income segments

INDIVIDUALS

Doubled the portfolio in the last 5 years

INDIVIDUALS

+15% high-income clients in the past year

INDIVIDUALS

+15 points in NPS

Leaders in SMEs

SMEs – RETAIL BUSINESS

3x loan portfolio

SMEs – RETAIL BUSINESS

Consistent growth over the past 5 years

SMEs – RETAIL BUSINESS

More than doubled financial results

SMEs – RETAIL BUSINESS

Profitability at its highest levels

ecosystem

OF A UNIVERSAL BANK

Largest bank in Brazil for high-income clients

itaú

Personnalitê

Largest bank in credit for SMEs

itaú

Emps

itaú

Empresas

30% of Brazil's payroll flows through Itaú

Largest Brazilian private asset manager

itaú Private

itaú Asset

Real estate complex: relationship with the entire chain

Investment portfolio doubled

Recovery of Loans: above 70%

IN DIGITAL CHANNELS

Leaders in credit origination among private players over the past 5 years

Growth above market levels in target clients

2x financial results

Mobile NPS / High-income clients app > 80 points

Unique business synergies

PAYMENTS ECOSYSTEM

Results tripled in 2 years

Active management of the Credit Portfolio

+50% of small companies growth comes from individual clients

REDEFINING PRINCIPALITY

Engagement > 80% in clients with relationships in both individual and SMEs

+50% of the long term growth comes from who already is our client

Transformation strategy based on five pillars:

- Method
- Technology
- Data & AI
- Design
- Products

ivarejo 2030+

Programa PJ 2030

Study in partnership with the Getulio Vargas Foundation (FGV)

ENTREPRENEUR



⊕ itaú

⊜

30% greater longevity	25% more products	70% higher chance of exporting

TRANSFORMING THE ENTREPRENEUR'S DAILY ACTIVITIES EVEN FURTHER


Record-low
NPLs

Customer base growth

Engagement increase

Scalable operation

Reality

itaú Emps

Fully-digital model

- Developed in 6 months
- Co-created with clients
- GenAI supporting entrepreneurs' daily activities


EMPS INTELLIGENCE
NPS > 70 points

Instituto de Ciência e Tecnologia Itaú

R&D Institute with research lines in frontier technologies such as

- AI
- Quantum computing
- Robotics
- Extended reality

Wholesale Panel

Institutional Investor survey, renamed Extel


Best Research team
Best Sales team
Best Corporate Access


Assets under management
BRL 1.1 trillion
itaú
Asset

Private


Opportunity to double results by 2030


1st place
in FX
in 2024 and 2025

Agribusiness


14 new commodity derivative indexes in the last 3 years

Over 10 major

international financial markets



61% of issuances structured by Itaú BBA distributed via íon and Private

itaú BBA | itaú Private | íon Itaú

2024

2x market share in private credit

6x more revenue from our retail brokerage business

900 employees dedicated to Agribusiness

Business expansion:
Insurance
Agribusiness Trading

Benefits for all links in the chain

- the client
- the bank
- the client's client

Global
íon NPS
87 points

Global
Investment NPS
75 points


Wealth Specialist via AI
Advisory Journey
Digital Products
Tools for advisors
Complete portfolio of products


Wealth Specialist via AI
Advisory Journey
Digital Products
Tools for advisors
Complete portfolio of products
Client knowledge
Technology

Uruguay


URUGUAY
39% ROE
in 2Q25


URUGUAY
Market share
18.8% in credit
14.9% in deposits


Most efficient
private bank

Paraguay


PARAGUAY
28% ROE
in 2Q25


Most efficient
private bank
in Paraguay

Chile


CHILE
1st place in NPS for the
4th consecutive year
in 2025 (Retail)


BRL 24 million
to support
Rio Grande do Sul

SUSTAINABLE FINANCE

Over BRL 500 billion

already allocated

GOAL

BRL 1 trillion

by 2030

Reverte Program



REVERTE PROGRAM
Itaú provides financial solutions for converting degraded areas into productive land
itaú
syngenta



260k hectares are equivalent to over 360k soccer fields

EcoInvest Program



Leader in local market by number of operations
ANBIMA



BRL 8 billion allocated to green projects